Taseko Files Letter to Shareholders and Management Information Circular
for May 10, 2016 Special Meeting

TASEKO OUTLINES WHY SHAREHOLDERS MUST VOTE AGAINST
DISSIDENTS’ PROPOSALS

March 31, 2016, Vancouver, BC –Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) today filed on SEDAR (www.sedar.com) a letter to shareholders and Management Information Circular for the Special Meeting of shareholders scheduled for May 10, 2016. These documents are also being mailed to shareholders over the next few days.

In these proxy documents, Taseko presents to shareholders a compelling case to vote AGAINST all proposals made by bondholder and dissident shareholder Raging River Capital LLC (“RRC”). Taseko’s independent Special Committee and its Board both unanimously recommend that shareholders vote:

•	AGAINST RRC’s proposal to replace three of the most experienced members of the Board, Russ Hallbauer, Ron Thiessen and Robert Dickinson with four under-qualified RRC Nominees; and
•	AGAINST RRC’s alternative proposal to over-load the Board with 12 directors and burden it with these under-qualified RRC Nominees.

This Proxy Contest Is About Trust and Competence

You cannot trust what RRC says about Taseko. RRC’s disinformation campaign is being managed by experienced raiders to distract shareholders with smears about insider trading and service fees from the real issue in this proxy contest. The real issue is RRC’s troubling short-term strategy to sell-off Taseko’s strategically assembled pipeline for growth. RRC’s strategy would enhance bondholder returns at the expense of long-term shareholder value.

Taseko’s proxy circular makes this clear by:

•	Exposing RRC’s dirty tricks campaign, such as an alarmist claim totally concocted by RRC that Taseko was planning a dilutive equity financing;
•	Dissecting RRC’s superficial and inaccurate analysis of Taseko, including RRC’s mischaracterization of the relationship with Hunter Dickinson Inc.; and
•	Describing how Taseko is a well-managed company weathering the commodity price downturn better than its peers.

Moreover, you cannot trust what RRC says about itself. Taseko’s proxy circular describes how RRC has consistently omitted, delayed or camouflaged crucial information about itself including:

•	That its bondholdings are larger than its shareholdings, and the conflicts that would cause for the RRC Nominees as directors;
•	The “Golden Leash” arrangements that reward the RRC’s Nominees for bond performance;
•	That the only publicly declared RRC supporter, Vertex One Asset Management Inc., is also a bondholder;

•	A disturbing conflict of interest involving RRC’s spokesperson, when he was both a director and lender to a company that went bankrupt;
•	The spotty performance and failures of the RRC Nominees in previous management and director roles; and
•	That one of RRC’s biggest backers, Wanxiang, previously sought to acquire 19.9% of Taseko’s Florence (Curis) Copper Project, a project which RRC irresponsibly describes as worthless.

Taseko asks shareholders to read the Taseko Circular carefully to understand the reasons to support Russ, Ron and Bob and to vote AGAINST the RRC Nominees and their short-sighted and self-serving strategy. Taseko, under its current Board and management, has developed a strong foundation for growth and is better placed to lead the Company and increase shareholder returns with improving copper prices.

The complete Taseko letter to shareholders and the Management Information Circular are available at www.tasekomines.com/proxy-contest as well as on SEDAR, www.sedar.com.

The proxy voting deadline is 10:00 a.m. (Pacific Daylight Time) on May 6, 2016. Shareholders with questions about voting their shares should call Laurel Hill Advisory Group at 1-877-452-7184 (toll free) or by email at assistance@laurelhill.com. The Meeting will be held at The Pinnacle Hotel, 138 Victory Ship Way, North Vancouver, British Columbia, on May 10, 2016, at 10:00 a.m. (Pacific Daylight Time).

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Shareholders may also contact Taseko’s proxy solicitation agent:
Laurel Hill Advisory Group
North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Russell Hallbauer
President and CEO

About Taseko
Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold-Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.